
March 14, 2024

Melvin Tan
CFO
Locafy Ltd
246A Churchill Avenue
Subiaco WA 6008, Australia

> **Re: Locafy Ltd**
> **Form 20-F for the Fiscal Year Ended June 30, 2023**
> **Filed October 11, 2023**
> **File No. 001-41333**

Dear Melvin Tan:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 20-F for the Fiscal Period Ended June 30, 2023

B. Liquidity and Capital Resources, page 41

1. Please disclose at the forefront of your liquidity section that there is substantial doubt about your ability to continue as a going concern. Also, disclose that you are in default on your ASX convertible notes as noted on page F-28. Provide us with your proposed future disclosure.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Inessa Kessman at 202-551-3371 or Robert Littlepage at 202-551-3361 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Technology